Filed by Banknorth Group, Inc. (Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BostonFed Bancorp, Inc. (Commission File No. 001-13936)

Date: June 21, 2004

     The following press release was issued by Banknorth Group, Inc. on June 21, 2004.

For Immediate Release

For additional information, please contact Steve Boyle (sboyle@banknorth.com, 207-756-6962) or Peter Verrill (pverrill@banknorth.com, 207-761-8507) at Banknorth or John Simas (john.simas@bfsb.com, 781-221-6307) at BostonFed. A copy of the investor presentation for this transaction will be available at www.banknorth.com.

BANKNORTH TO EXPAND MASSACHUSETTS FRANCHISE
WITH ACQUISITION OF BOSTONFED

Portland, Maine, June 21, 2004 — Banknorth Group, Inc. (NYSE: BNK) announced today that it has entered into a definitive agreement with BostonFed Bancorp, Inc. (AMEX: BFD), the parent company of Boston Federal Savings Bank, to acquire BostonFed in a transaction valued at approximately $195 million.

Under the terms of the definitive agreement, upon consummation of the merger of BostonFed into Banknorth, each outstanding share of BostonFed common stock will be converted into the right to receive 1.241 shares of Banknorth common stock or, at the election of a holder of BostonFed common stock, 1.055 shares of Banknorth common stock and $6.12 in cash, plus, in each case, cash in lieu of any fractional share interest. As a result of this election option, up to 15% of the BostonFed common stock may be exchanged for cash. This transaction is valued at $40.56 per share of BostonFed common stock based on the $32.64 closing price of the Banknorth common stock on June 18, 2004, and assumes shareholders elect 85% common stock and 15% cash.

BostonFed, with $1.7 billion in assets and $1.2 billion in deposits, has 16 branches in Middlesex, Norfolk, Essex and Suffolk Counties, Massachusetts. Of the total 16 branches, BostonFed has 10 branches and approximately $650 million in deposits in Middlesex County, which when combined with Banknorth’s existing franchise, will give Banknorth 34 branches and $1.7 billion in deposits in one of the nation’s wealthiest counties.

“This transaction is an excellent opportunity to expand Banknorth’s strong and growing franchise in the attractive communities surrounding Boston,” said William J. Ryan, Banknorth Chairman, President and Chief Executive Officer. “We look forward to offering a broader array of products and services to the customers of Boston Federal Savings Bank. We have seen tremendous growth in our Massachusetts franchise, and this transaction continues that trend.”

Banknorth Group, Inc.’s banking subsidiary, Banknorth, N.A., currently operates 145 branches in Massachusetts and in the last six months has completed the acquisitions of CCBT Financial Companies, Inc., Foxborough Savings Bank and First & Ocean Bancorp, Inc., all of which were located in Massachusetts. After completion of this transaction, Banknorth will have 161 branches in Massachusetts.

“We are pleased to align ourselves with a highly regarded institution that has proven its ability to perform for its shareholders, its customers and the communities it serves,” said David F. Holland, Chairman, President and Chief Executive Officer of BostonFed. “We believe this transaction not only continues our mission of building shareholder value, but Banknorth will bring our customers an outstanding selection of commercial and consumer lending and deposit services. The insurance and investment offerings also will deepen our relationships with existing and prospective customers.”

“We believe that this transaction will be slightly accretive to earnings per share for Banknorth, and is consistent with our history of reasonably-priced transactions,” stated Peter J. Verrill, Banknorth’s Chief Operating Officer. “The per share merger consideration represents 11.1 times the consensus estimate of BostonFed’s projected 2005 earnings after taking into account the estimated 35% cost savings. The per share merger consideration also represents 2.35 times BostonFed’s March 31, 2004 tangible book value per share of $17.29. We have assumed no revenue enhancements in our analysis.”

The transaction is intended to qualify as a reorganization for federal income tax purposes and provide a tax-free exchange for the stock portion of the transaction.

The definitive agreement has been approved by the directors of both Banknorth and BostonFed. The transaction is subject to all required regulatory approvals, approval of the shareholders of BostonFed and other customary conditions. The transaction is expected to be completed in early 2005 with operational integration to follow soon thereafter.

Keefe, Bruyette and Woods, Inc. served as the financial advisor to Banknorth, and Sandler O’Neill & Partners, L.P. served as the financial advisor to BostonFed. Banknorth received legal counsel from Elias, Matz, Tiernan & Herrick L.L.P. while BostonFed received legal counsel from Muldoon Murphy Faucette and Aguggia LLP.

Banknorth Group, Inc., headquartered in Portland, Maine, has $29 billion in assets. Banknorth’s banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services. Non-deposit investment products are offered in association with PrimeVest Financial Services, Inc., an independent registered broker/dealer and member of SIPC. The Company’s website is located at www.banknorth.com.

This press release, as well as the investor presentation for this transaction, which will be available on Banknorth’s website at www.banknorth.com, contains forward-looking statements regarding the merger of Banknorth and BostonFed. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and BostonFed are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the business in which Banknorth would be engaged or (8) factors which would result in a condition to the transaction not being met.

Banknorth and BostonFed will be filing relevant documents concerning the merger with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors will be able to obtain these documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Banknorth will be available free of charge from the Secretary of Banknorth (Carol L. Mitchell, Secretary, Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Telephone (207) 761-8500), and documents filed with the SEC by BostonFed will be available free of charge from the Secretary of BostonFed (John A. Simas, Secretary, BostonFed Bancorp, Inc., 17 New England Executive Park, Burlington, Massachusetts 01803, (781) 221-6307). The directors and executive officers of BostonFed may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of BostonFed and ownership of BostonFed common stock by such persons is set forth in the proxy statement filed by BostonFed with the SEC on March 28, 2004. Additional information about the interest of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed merger when it becomes available. BOSTONFED INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     The following investor presentation was posted on Banknorth’s website on June 21, 2004.

Banknorth Group, Inc. Announces Acquisition of: BostonFed Bancorp, Inc. Continuing to Extend our Massachusetts Franchise June 21, 2004

This presentation contains forward-looking statements regarding Banknorth's acquisition of BostonFed. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and BostonFed are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. Note on Forward-Looking Information

An Attractive Massachusetts Opportunity Significantly bolsters presence in highly attractive Middlesex County Tremendous opportunity to leverage BostonFed's deposit base with Banknorth's broader array of lending and financial services products Immediately accretive to GAAP and cash earnings per share Very strong upside potential in future years Capital levels maintained BostonFed is exactly the type of acquisition we consistently and successfully have executed throughout our history

A Low Risk Transaction Consistent with our long term strategic plan Fill-in geography - significantly increases Middlesex County presence BostonFed's franchise is well known to Banknorth and we have been following it for several years The transaction is small relative to the current size of Banknorth Projected BostonFed earnings, after estimated 35% cost savings are taken into account, generate a return of less than 1.00% on acquired assets. Banknorth's return on assets was 1.37% in the quarter ended March 31, 2004. Solid asset quality Straight forward, low risk integration for highly experienced Banknorth management team: 24 bank or thrift acquisitions

Extends Banknorth's franchise in the faster-growing Massachusetts market: Extending a Winning Strategy Pro Forma Loans Pro Forma Deposits Assets Massachusetts 0.41 Connecticut 0.12 Maine 0.137 New Hampshire 0.197 Vermont 0.08 New York 0.056 Net Loans Massachusetts 0.42 Connecticut 0.11 Maine 0.177 New Hampshire 0.143 Vermont 0.085 New York 0.057 Other 0.008 Pro forma for BostonFed, CCBT and Foxborough Savings Bank

Extending a Winning Strategy Provides significant cross-sell opportunities from the addition of Banknorth's broad array of products: Small business lending Consumer lending Wealth management Investment planning Cost savings assumption of 35% of BostonFed's operating expenses: BNK efficiency ratio: 52% Accretive to GAAP and cash earnings per share even with assumption of no benefit from revenue enhancements Low execution risk Insurance Asset-based lending and leasing Cash management Merchant credit card processing BostonFed efficiency ratio: 88%

Transaction Summary Value per BostonFed share: $40.56 (1) Aggregate transaction value: $195 million (1) Consideration: BFD shareholders will receive 100% stock, or at their election, 85% stock / 15% cash Exchange ratio based on 100% stock: Fixed at 1.241 BNK shares per BFD share Exchange ratio based on 85% stock / 15% cash: Fixed at 1.055 BNK shares per BFD share, plus $6.12 per share, without interest Cash break-up fee: $7.3 million Double trigger walk-away: 17.5% absolute decline & 17.5% decline relative to the NASDAQ Bank Index Estimated cost savings: 35% of BFD's operating expense base Estimated after-tax one-time merger charges: $22.0 million capitalized $2.5 million expensed State board representation: David Holland to join Massachusetts State Board as Vice Chairman Based on BNK closing price of $32.64 on June 18, 2004, and assuming shareholders elect 85% common stock and 15% cash.

Transaction Pricing Price / Stated 3/31/04 Book Value per Share: 1.93x Price / Stated 3/31/04 Tangible Book Value per Share: 2.35x Deposit Premium: 9.9% Price / 2004 Estimated EPS(1): 37.6x Price / 2005 Estimated EPS(1): 28.6x Price / 2005 Estimated EPS w/ Cost Saves(1): 11.1x BostonFed Pro Forma Ownership(2): 2.8% Based on First Call estimates of $1.08 and $1.42 for 2004 and 2005, respectively Assumes a 85% stock / 15% cash transaction Multiples based on $40.56 per BFD share

Transaction Timetable Expected Shareholder Approval(1): Q4 - 2004 Expected Closing: January 2005 Expected Systems Conversion: Q1 - 2005 Shareholder approval required for BostonFed; Banknorth does not require shareholder approval

Building the Dominant Community Banking Franchise in Massachusetts


Banknorth Group, Inc.
BostonFed Bancorp, Inc.
ME
VT
NH
NY
MA
RI
CT

- Significantly increases Middlesex County franchise
- Solidifies 4th largest deposit market share in Massachusetts(1)
- Continues strategy of pursuing highly attractive markets with substantial opportunity for market share expansion
- Virtually all BostonFed branches are within 2 miles of a Fleet/BoA branch

Source: SNL Financial; Deposits and market share as of June 30, 2003, and pro forma for pending and completed acquisitions
(1) Excludes non-retail deposits of State Street, Mellon Financial and Investors Financial

10

Banknorth

Building the Dominant Community Banking Franchise in Massachusetts BostonFed Bancorp, Inc. Banknorth Group, Inc. MASSACHUSETTS CONNECTICUT RHODE ISLAND NEW YORK VERMONT NEW HAMPSHIRE

Market Characteristics BostonFed's markets are among the nation's highest in median household income. The demographics of the markets covered by BostonFed are very attractive. Source: SNL Financial - Claritas data * Weighted averages for entire franchise; Calculations based on deposits and demographics per county Banknorth* BostonFed* Massachusetts National Average East 52530 64074 56120 46868 Median Household Income*

Increased Presence in Desirable Markets Source: SNL Financial; Deposits and market share as of June 30, 2003, and pro forma for pending and completed acquisitions Massachusetts market share excludes non-retail deposits of State Street, Mellon Financial and Investors Financial

Summary Financial Overview Financial data as of 3/31/04 in millions, except per share data; pro forma data is projected at 3/31/05 Analysis based on a 85% stock / 15% cash transaction Pro forma for CCBT and Foxborough acquisitions

Pro Forma Deposit Base Financial data as of 3/31/04, in millions Pro forma for CCBT and Foxborough acquisitions

Diversified Loan Portfolio Financial data as of 3/31/04, in millions Pro forma for CCBT and Foxborough acquisitions Includes construction & land

Strong Asset Quality Financial data as of 3/31/04, in millions Pro forma for CCBT and Foxborough acquisitions Excludes loans held for sale

Solid Earnings Accretion Analysis based on a 85% stock / 15% cash transaction Financial data in millions, except per share data Based on First Call estimates of $2.58 and $1.42 for BNK and BFD, respectively; 2006 cash earnings estimates assume 8% growth Assumes 35% cost savings of BFD's operating expenses Assumes a 2.50% core deposit intangible amortized over 10 years straight-line Assumes a 5.50% pre-tax cost of capital

Summary Expands Banknorth's existing franchise in the highly attractive communities of suburban Boston GAAP and cash earnings per share accretive Low risk given conservative modeling assumptions, asset quality condition, relative size to Banknorth, and experienced Banknorth management team Significant opportunities to leverage Banknorth's broader array of product and service offerings Exactly the type of transaction Banknorth consistently and successfully has executed throughout its history